UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 March 2, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) [___] (B) [___]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.4%
14.	Type Of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Vector Capital Corporation I.R.S. Identification Nos. of above persons (entities only). 94-3311525
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) [___] (B) [___]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None*
	8.	Shared Voting Power None*
	9.	Sole Dispositive Power None*
	10.	Shared Dispositive Power None*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None*
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [_X_]*
13.	Percent of Class Represented by Amount in Row 11 0*
14.	Type Of Reporting Person (See Instructions) CO

*Previously, Vector Capital Corporation (“Vector”) affirmed membership in a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaimed beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Mr. Mihaylo. Effective with Amendment No. 1 to MOU (defined in Item 6 herein), Vector is no longer a member of a “group”, but Vector does retain certain overbid protection rights as described in Item 6 herein.

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”) and Amendment No. 12 thereto, dated November 8, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on November 9, 2007 (“Amendment No. 12”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Commencing with Amendment No. 4, Mr. Mihaylo and Vector affirmed membership in a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, and Vector had disclaimed beneficial ownership of the shares of Common Stock of the Company beneficially owned by Mr. Mihaylo. Effective with Amendment No. 1 to MOU (defined in Item 6 herein), Vector is no longer a member of a “group”. As such, this Amendment No. 13, with the exception of the information in Item 3, Item 4 under the heading “Amendment to MOU”, Item 5 and Item 6, is filed solely with respect to Mr. Mihaylo’s beneficial ownership of Common Stock of the Company. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and amount of Funds or Other Consideration

The response to Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 3:

The information set forth in Item 6 of this Amendment No. 13 is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Correspondence Regarding Mihaylo Ideas

               On January 19, 2007, Mr. Mihaylo sent a letter (the “January 19 Letter”) to the Inter-Tel Board expressing his hope that, through a cooperative process with the Inter-Tel Board, Mr. Mihaylo and the Inter-Tel Board could develop a judicious plan of action to lead the Company forward with a renewed focus on enhancing stockholder value in the near and longer term. To that end, Mr. Mihaylo set forth a number of ideas for the Inter-Tel Board to consider implementing which Mr. Mihaylo believed would enhance value for all stockholders. Mr. Mihaylo stated in the January 19 Letter that he believed his ideas would benefit all of the Company’s stockholders by significantly increasing earnings per share and considerably reducing the friction between the current Inter-Tel Board and Mr. Mihaylo. Mr. Mihaylo further stated that he believed that if his ideas were implemented, another proxy contest could be averted, thus allowing the Inter-Tel Board to focus on the immediate task at hand of increasing stockholder value and growing the strongest possible Company for all stockholders. A copy of the January 19 Letter is filed as Exhibit 36 hereto and is incorporated herein by this reference.

On January 22, 2007, Mr. Mihaylo received a letter dated as of the same date from Mr. Cappello and Mr. Stout (the “Response Letter”) expressing appreciation for the constructive tone of Mr. Mihaylo’s January 19 Letter, and indicating that Mr. Cappello and Mr. Stout would contact Mr. Mihaylo shortly to arrange a convenient time to discuss the ideas raised in Mr. Mihaylo’s January 19 Letter, as well as some other thoughts Mr. Cappello and Mr. Stout had. Mr. Cappello and Mr. Stout also stated in the Response Letter that Mr. Mihaylo’s ideas were “both constructive and interesting.” A copy of the Response Letter is filed as Exhibit 37 hereto and is incorporated herein by this reference.

Following Mr. Mihaylo’s receipt of the Response Letter and through the date of this Amendment No. 13, representatives of Mr. Mihaylo held discussions with representatives of the Inter-Tel Board in an attempt to resolve the differences between Mr. Mihaylo and the Inter-Tel Board and avoid a proxy contest. Mr. Mihaylo also had meetings with Mr. Stout and Mr. Cappello for the same purpose. These discussions were unsuccessful.

Amendment to MOU

The information set forth in Item 6 of this Amendment No. 13 is hereby incorporated by reference herein.

Advance Notice

On March 2, 2007, in accordance with the advance notice by-law provisions contained in the Amended and Restated By-laws of the Company, Mr. Mihaylo delivered to the Company an advance notice of business to be brought before the 2007 Annual Meeting of Stockholders, the text of which follows:

March 2, 2007

By Hand Inter-Tel (Delaware), Incorporated 1615 S. 52nd Street Tempe, Arizona 85281 Attention: Secretary
Re:	Advance Notice of Stockholder Business

Ladies and Gentlemen:

I continue to believe that the Board (the “Board”) of Inter-Tel (Delaware), Incorporated (“Inter-Tel” or the “Company”) has failed to take steps that will maximize value for the Company’s stockholders. While I hoped that following the Special Meeting of Stockholders held in October (the “Special Meeting”) the Board would focus on its responsibility to maximize value for all stockholders, I believe that the Company’s current analysis of strategic alternatives has hit a dead-end that will result in stagnancy for the Company, and disappointment for its most important constituency, its stockholders.

In consideration of the foregoing, I hereby provide notice to the Secretary of the Company of business to be brought before the 2007 annual meeting of stockholders of the Company (the “2007 Annual Meeting”), in accordance with Section 2.12 of the By-laws of the Company (the “By-laws”).

I am the holder of record of 144,000 shares of common stock of the Company (the “Common Stock”) entitled to vote at the 2007 Annual Meeting. I am also the holder of record of options to acquire 7,500 shares of Common Stock of the Company with an exercise price of $21.11 and which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company with an exercise price of $20.95 per share and which became exercisable on December 7, 2006. My business and record address is P.O. Box 19790, Reno, Nevada 89511. In addition, I am the sole trustee of The Steven G. Mihaylo Trust (the “Trust”) and, as such, may be deemed to be the beneficial owner of the

5,035,498 shares of Common Stock held by the Trust and entitled to vote at the 2007 Annual Meeting.1

I intend to appear in person or by proxy at the 2007 Annual Meeting to introduce the resolutions set forth in this notice:

1. RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) recommend that the Inter-Tel Board of Directors (the “Board”) reduce the size of Inter-Tel’s Board from 11 to 7 members.

The reasons for proposal 1 (the “Board Reduction Resolution”) are to decrease expenses to the Company associated with directors’ fees, and to facilitate the scheduling of Board meetings. Recently, the Board has experienced great difficulty coordinating the schedules of 11 individuals with respect to organizing Board meetings. A Board consisting of 7 members will facilitate the scheduling of Board meetings while preserving the breadth of experience and backgrounds among Board members to successfully guide the Company.

Please note that concurrently herewith and in a separate letter dated as of the date hereof, I am submitting advance notice of 5 director nominations with respect to the 2007 Annual Meeting. If the Board agrees to reduce the size of the Board to 7 members, I would agree to remove 2 of my director nominees.

2. RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) recommend that the Inter-Tel Board of Directors (the “Board”) retain a financial advisor to advise the Board on the feasibility and financial impact of a Dutch-auction self tender offer to repurchase between $200 million and $250 million of Inter-Tel’s common stock.

The reasons for proposal 2 (the “Self Tender Offer Resolution”) are to distribute cash to the Company’s stockholders at a premium to current market prices, and to increase the earnings per share with respect to those shares that are not tendered.

3. RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) recommend that the Inter-Tel Board of Directors (the “Board”) disband the Special Committee of the Board.

4. RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) recommend that the Inter-Tel Board of Directors (the “Board”) direct

______________________

1                    While Vector Capital Corporation (“Vector”) has previously filed Schedule 13Ds with the Securities and Exchange Commission as a member of a “group” with me, Vector disclaimed beneficial ownership of the shares of Common Stock beneficially owned by me. As of the date of this letter, Vector and I have terminated the Memorandum of Understanding among myself, Summit Growth Management LLC (an affiliate of mine) and Vector with regards to the shares of Common Stock of the Company, dated May 18, 2006, and Vector is no longer a member of a “group.”

Inter-Tel’s management to (a) undertake an intensive cost-benefit analysis of (i) discontinuing product development on the Axxess and (ii) redirecting the engineering effort to “gateway” products and “hosted services” offerings, including the necessary billing platform for hosted services, and (b) report the results of that analysis to the Board.

5. RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) recommend that the Inter-Tel Board of Directors consolidate Inter-Tel’s multiple engineering facilities into the Chandler, Arizona location.

6. RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) recommend that the Inter-Tel Board of Directors explore the sale of Inter-Tel’s Irish subsidiary.

7. RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) recommend that the Inter-Tel Board of Directors explore ways to better utilize Inter-Tel’s 15 acre campus in Reno, Nevada.

The reason for proposals 3 through 7 (collectively, the “Stockholder Value Resolutions”) is to provide a clear path for the Company to follow in pursuit of enhanced stockholder value. I believe the ideas set forth in the Stockholder Value Resolutions will enable to the Company to increase stockholder value by accomplishing, among other things, the following goals:

•	reduce overhead and other expenses;
•	efficiently utilize existing resources;
•	refocus on the Company’s strengths;
•	improve productivity and utilization;
•	stimulate and foster creativity;
•	improve product and service revenue growth; and
•	align the Company’s current resources with its future product strategy.

The effectiveness of each of the proposals set forth in this notice is not conditioned upon the approval of any other proposal. I intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under Delaware law to carry each of the proposals set forth in this notice.

On April 21, 2006, Summit Growth Management LLC (“Summit”), an entity through which I make investments and of which I am the sole member and managing member, and I filed a preliminary proxy statement with the SEC in connection with the 2006 Annual Meeting of shareholders of the Company (the “2006 Annual Meeting”) relating to a number of proposals, including the election of three directors. On May 5, 2006, Summit and I entered into a settlement agreement with the Company (the “Settlement Agreement”) to settle the potential proxy context in connection with the 2006 Annual Meeting. In addition to other provisions, the Settlement Agreement stipulated that the Company would appoint me, Dr. Puri and Mr. Urish to the Board and consider an offer to acquire the Company made by me meeting certain criteria. On June 14, 2006, Vector Capital Corporation (“Vector”) and I submitted a proposal to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by me) for $22.50 per share in cash (the “June 14 Proposal”). The Company raised various issues with respect to the June 14 Proposal, and on June 28, 2006, Summit and I entered into the Amendment to Settlement Agreement with the Company, which provided, among other things, that the Company would not respond to the June 14 Proposal, and extended the deadline for me to submit an offer. On July 28, 2006, Vector and I submitted a proposal to the Board to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by me) for $22.50 per share in cash (the “July 28 Proposal”). On August 11, 2006, the Special Committee of the Board (the “Special Committee”) rejected the July 28 Proposal. On August 21, 2006, in a letter to the Special Committee, Vector and I indicated a willingness to increase our offer price to $23.25 per share in cash (the “August 21 Indication”). On August 25, 2006, the Special Committee rejected the August 21 Indication, and pursuant to the Settlement Agreement, I submitted a request that the Company call a special meeting of stockholders (the “Special Meeting”) to consider the following proposal: “RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) urge the Inter-Tel Board of Directors to arrange for the prompt sale of Inter-Tel to the highest bidder” (the “Sell the Company Resolution”). At the Special Meeting, 11,272,464 shares were voted against the Sell the Company Resolution, representing slightly over 50% of the 22,524,535 shares of Common Stock of the Company that were represented in person or by proxy. On November 8, 2006, Vector and I withdrew our offer to acquire all of the outstanding shares of Common Stock of the Company. Based on my beneficial ownership of shares of Common Stock of the Company and the foregoing, I have a material interest in each of the resolutions that I am proposing for consideration by the stockholders at the 2007 Annual Meeting.

I am very concerned about reports I have received that there may have been ERISA violations in connection with the solicitation of proxies by management in connection with the Special Meeting. I expect that the Board and officers of Inter-Tel will take every precaution to abide by all applicable laws in its solicitation of proxies for the 2007 Annual Meeting and will not make any attempts to coerce or intimidate employees of Inter-Tel in the way they vote shares of Common Stock beneficially owned by them.

[signature page follows]

If you have any questions regarding this notice, please contact my attorney, Joseph J. Giunta, of Skadden, Arps, Slate, Meagher & Flom LLP, (213) 687-5040.

Very truly yours,
/s/ Steven G. Mihaylo
Steven G. Mihaylo

cc:	Joseph J. Giunta

Also on March 2, 2007, in accordance with the advance notice by-law provisions contained in the Amended and Restated By-laws of the Company, Mr. Mihaylo delivered to the Company an advance notice of director nominations to be brought before the 2007 Annual Meeting of Stockholders, the text of which follows:

March 2, 2007

By Hand Inter-Tel (Delaware), Incorporated 1615 S. 52nd Street Tempe, Arizona 85281 Attention: Secretary
Re:	Advance Notice of Director Nominations

Ladies and Gentlemen:

I continue to believe that the Board (the “Board”) of Inter-Tel (Delaware), Incorporated (“Inter-Tel” or the “Company”) has failed to take steps that will maximize value for the Company’s stockholders. While I hoped that following the Special Meeting of Stockholders held in October (the “Special Meeting”) the Board would focus on its responsibility to maximize value for all stockholders, I believe that the Company’s current analysis of strategic alternatives has hit a dead-end that will result in stagnancy for the Company, and disappointment for its most important constituency, its stockholders.

In consideration of the foregoing, I hereby provide notice to the Secretary of the Company of nominations for the election of directors to be brought before the 2007 annual meeting of stockholders of the Company (the “Annual Meeting”), in accordance with Section 2.13 of the By-laws of the Company (the “By-laws”).

I am the holder of record of 144,000 shares of common stock of the Company (the “Common Stock”) entitled to vote at the Annual Meeting. I am also the holder of record of options to acquire 7,500 shares of Common Stock of the Company with an exercise price of $21.11 and which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company with an exercise price of $20.95 per share and which became exercisable on December 7, 2006. My business and record address is P.O. Box 19790, Reno, Nevada 89511. In addition, I am the sole trustee of The Steven G. Mihaylo Trust (the “Trust”) and, as such, may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by the Trust and entitled to vote at the Annual Meeting.1

I hereby nominate the following individuals (the “Mihaylo Nominees”) for election as directors of the Company at the Annual Meeting:

1.	Steven G. Mihaylo
2.	Dr. Anil K. Puri
3.	Kenneth L. Urish
4.	Neal I. Goldman
5.	Michael R. Boyce

I intend to appear in person or by proxy at the Annual Meeting to nominate the persons named in this notice.

The information regarding the individuals listed above required by Section 2.13 of the By-laws is set forth on Exhibit A and Exhibit C attached hereto. Also enclosed is the written consent of each individual listed above to being named as a nominee and to serve as a director if elected. Information regarding me required by Section 2.13 of the By-laws, in addition to that contained in this notice, Exhibit A and Exhibit C, is set forth on Exhibit B.

As required by Section 2.13(a) of the By-laws, Exhibit A contains the residence address of each of the nominees. I hereby request that the Company hold this information in confidence and not release it publicly because this information is not required by Schedule 14A promulgated by the Securities and Exchange Commission.

I intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under Delaware law and the By-laws to elect the nominees. Based upon the number of shares that I beneficially own and cumulative voting under Article IV(C) of the Certificate of Incorporation of the Company, I should be able to elect at least two directors at the Annual Meeting.

Please note that concurrently herewith and in a separate letter dated as of the date hereof, I am submitting advance notice of stockholder business with respect to the Annual Meeting. One of the proposals contained in that notification involves a proposal for the Board to consider reducing the size of the Board from 11 to 7 members (the “Board Reduction Resolution”). I am not seeking to nominate individuals who, if elected, would constitute a majority of the Board. Therefore, if

______________________

[1]

While Vector Capital Corporation (“Vector”) has previously filed Schedule 13Ds with the Securities and Exchange Commission as a member of a “group” with me, Vector disclaimed beneficial ownership of the shares of Common Stock beneficially owned by me. As of the date of this letter, Vector and I have terminated the Memorandum of Understanding among myself, Summit Growth Management LLC (an affiliate of mine) and Vector with regards to the shares of Common Stock of the Company, dated May 18, 2006, and Vector is no longer a member of a “group.”

the Board Reduction Resolution is adopted by the stockholders and the Board determines to reduce the size of the Board to 7 directors, I would expect that the representation of the Mihaylo Nominees would be reduced in proportion to the reduction in size of the Board.

I am very concerned about reports I have received that there may have been ERISA violations in connection with the solicitation of proxies by management in connection with the Special Meeting. I expect that the Board and officers of Inter-Tel will take every precaution to abide by all applicable laws in its solicitation of proxies for the Annual Meeting and will not make any attempts to coerce or intimidate employees of Inter-Tel in the way they vote shares of Common Stock beneficially owned by them.

[signature page follows]

If you have any questions regarding this notice, please contact my attorney, Joseph J. Giunta, of Skadden, Arps, Slate, Meagher & Flom LLP, (213) 687-5040.

Very truly yours,
/s/ Steven G. Mihaylo
Steven G. Mihaylo

Enclosures

cc:         Joseph J. Giunta

Exhibit A

Information regarding the nominees required by Section 2.13 of the By-laws

Steven G. Mihaylo proposes to nominate the following individuals for election as directors at the 2007 Annual Meeting (the “2007 Annual Meeting”) of stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel” or the “Company”):

Steven G. Mihaylo Steven G. Mihaylo is a private investor. He is the founder of the Company and served as Chairman of the board of directors of Inter-Tel (the “Board”) from July 1969 to October 1982 and from September 1983 to March 2006. He has served as a member of the Board from July 1969 until March, 2006, and from May 2006 to present. Mr. Mihaylo served as President of Inter-Tel from 1969 to 1983, from 1984 to December 1994, and from May 1998 to February 2005. He served as Inter-Tel’s Chief Executive Officer from the time of the Company’s formation in July 1969 to February 2006. He is a United States citizen and is 63 years old. His business address is P.O. Box 19790, Reno, Nevada 89511, and his residence address is ___________________. Mr. Mihaylo received a bachelors degree in accounting and finance from California State University Fullerton. Mr. Mihaylo may be deemed to beneficially own an aggregate of 5,189,748 shares of common stock of the Company (the “Common Stock”). He is the holder of record of 144,000 shares of Common Stock. Mr. Mihaylo is also the holder of record of options to acquire 7,500 shares of Common Stock of the Company which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company which became exercisable on December 7, 2006. In addition, he is the sole trustee of The Steven G. Mihaylo Trust (the “Trust”) and, as such, may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by the Trust. The address of the Trust is P.O. Box 19790, Reno, Nevada 89511.

Dr. Anil K. Puri Dr. Anil K. Puri has served as a member of the Board from May 2006 to present. He has served as the Dean of the College of Business and Economics at California State University, Fullerton from 1998 to present. California State University, Fullerton is not a parent, subsidiary or other affiliate of the Company. He is a United States citizen and is 58 years old. His business address is 800 North State College Boulevard, California State University, Fullerton, California 92834, and his residence address is ___________________. Dr. Puri received bachelors and masters degrees in economics from Panjab University in India and a masters degree and a Ph.D. in economics from the University of Minnesota. Dr. Puri is a member of the American Economic Association, the Western Economic Association, the National Association of Business Economists and the Association of University Bureaus of Economic Research. He is the author of numerous journal articles in the field of economics, and makes numerous presentations every year to business, community, and professional organizations and at university events, and has presented the California State University, Fullerton Annual Economic Forecasts

since 1993. Dr. Puri is the holder of record of options to acquire 7,500 shares of Common Stock of the Company which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company which became exercisable on December 7, 2006.

Kenneth L. Urish Kenneth L. Urish has served as a member of the Board from May 2006 to present. Mr. Urish is managing member of Urish Popeck & Co., LLC, a certified public accounting firm with multi-disciplinary practice units. Mr. Urish’s business address is Three Gateway Center, 24th Floor, Pittsburgh, Pennsylvania 15222, and his residence address is ___________________. He is a United States citizen and is 56 years old. He has been a member of Urish Popeck & Co., LLC from its inception in February 1976 to present. Urish Popeck & Co., LLC is not a parent, subsidiary or other affiliate of the Company. Mr. Urish has a bachelors degree in accounting from The Pennsylvania State University. He has served on the board of directors, and as a member of the Audit Committee thereof, of Black Rock Liquidity Funds from 1999 to present. Mr. Urish is the co-editor of Financial Management and Analysis: Methodologies to Manage and Improve Operating Performance, which was adapted as a business development series. He is a member of the American, Pennsylvania, and Florida Institutes of Certified Public Accountants, President of the Board of Trustees of The Pittsburgh Catholic, the official newspaper of the Pittsburgh Diocese, a member of the National Association of Certified Fraud Examiners, a member of the Board of Trustees of Holy Family Foundation, a former Division Chair of the United Way of Allegheny County, the former Chairman and former President of DFK Accountancy Group, and a former member of the board of directors of DFK International. Mr. Urish has recently been named The Pennsylvania State University Alumnus of the Year of the Department of Accounting for 2006. Mr. Urish is the holder of record of options to acquire 7,500 shares of Common Stock of the Company which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company which became exercisable on December 7, 2006.

Neal I. Goldman Neal I. Goldman has been President of Goldman Capital Management, a registered investment advisor firm, from December 1985 to present. Goldman Capital Management is not a parent, subsidiary or other affiliate of the Company. He is a United States citizen and is 62 years old. His business address is 320 Park Ave., 10th Floor, New York City, New York 10022, and his residence address is ___________________. Mr. Goldman has served on the board of directors of Blyth Inc. from 1991 to present. Mr. Goldman holds a bachelors degree from City College of New York.

Michael R. Boyce Michael R. Boyce has been the Chairman and Chief Executive Officer of PQ Corporation, a global enterprise and producer of inorganic specialty chemicals and engineered glass materials operating with 60 plant locations in 19 countries, from February 2005 to present. Mr. Boyce has also been Chairman and Chief Executive Officer of Peak Investments, LLC, a company which acquires chemicals and minerals businesses, from April 1998 to present. He served as

President and Chief Operating Officer of Harris Chemical Group from January 1990 to March 1998, when Harris was sold to IMC Global, Inc. None of PQ Corporation, Peak Investments, LLC nor Harris Chemical Group is or was a parent, subsidiary or other affiliate of the Company. Mr. Boyce is a United States citizen and is 59 years old. Mr. Boyce’s business address is c/o PQ Corporation, 15200 College Blvd., Suite 101, Lenexa, KS 66219, and his residence address is ___________________. He is a member of the boards of directors of AAR Corp. and PQ Corporation. Mr. Boyce is a graduate of West Virginia State University with a bachelors degree in Chemistry. Mr. Boyce also attended the University of Houston’s Graduate School of Business, and is a graduate of Harvard University’s Advanced Management Program.

In 2004, Mr. Mihaylo pledged $3 million to California State University, Fullerton (since increased to $4.5 million), payable over five years, the largest cash pledge in the history of California State University, Fullerton, toward a new college of Business and Economics building that will bear his name. Mr. Mihaylo was initially approached by Dr. Puri, Dean of the College of Business and Economics and one of Mr. Mihaylo’s Board nominees, about making a donation to the College of Business and Economics. In 2005, California State University, Fullerton, conferred an honorary doctorate of humane letters upon Mr. Mihaylo in recognition of his significant contributions in areas of human endeavor. Mr. Mihaylo has been active in and supported education-related charitable endeavors during his career, including Junior Achievement of Arizona, Big Bear Lake California High School, the University of Arizona, Arizona State University, Bishop Manogue Catholic High School, the University of Nevada, Reno, The Arizona Science Center, Juvenile Diabetes Research Foundation, The Goldwater Institute and The Desert Botanical Gardens.

As to each person Mr. Mihaylo proposes to nominate for election as a director:

Each of the nominees has consented to be nominated by Mr. Mihaylo and to serve as a director if elected, and it is not contemplated that any of them will be unavailable for election as a director.

Other than as set forth in this Exhibit A, Exhibit B and Exhibit C and other than with respect to each nominee’s nomination as a director, and except for Mr. Mihaylo, none of the nominees nor any associate of any nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2007 Annual Meeting.

On April 21, 2006, Mr. Mihaylo and Summit Growth Management LLC (“Summit”), an entity through which Mr. Mihaylo makes investments and of which he is the sole member and managing member, filed a preliminary proxy statement with the SEC in connection with the 2006 Annual Meeting of shareholders relating to a number of proposals, including the election of three directors (Mr. Mihaylo, Dr.

Puri and Mr. Urish). On May 5, 2006, Mr. Mihaylo, Summit and the Company entered into a settlement agreement (the “Settlement Agreement”) to settle the potential proxy context in connection with the 2006 Annual Meeting. In addition to other provisions, the Settlement Agreement stipulated that the Company would appoint Mr. Mihaylo, Dr. Puri and Mr. Urish to the Board and consider an offer to acquire the Company by Mr. Mihaylo meeting certain criteria. On June 14, 2006, Mr. Mihaylo and Vector Capital Corporation (“Vector”) submitted a proposal to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by Mr. Mihaylo) for $22.50 per share in cash (the “June 14 Proposal”). The Company raised various issues with respect to the June 14 Proposal, and on June 28, 2006, Mr. Mihaylo, Summit and the Company entered into the Amendment to Settlement Agreement, which provided, among other things, that the Company would not respond to the June 14 Proposal, and extended the deadline for Mr. Mihaylo to submit an offer. On July 28, 2006, Mr. Mihaylo and Vector submitted a proposal to the Board to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by Mr. Mihaylo) for $22.50 per share in cash (the “July 28 Proposal”). On August 11, 2006, the Special Committee of the Board (the “Special Committee”) rejected the July 28 Proposal. On August 21, 2006, in a letter to the Special Committee, Mr. Mihaylo and Vector indicated a willingness to increase their offer price to $23.25 per share in cash (the “August 21 Indication”). On August 25, 2006, the Special Committee rejected the August 21 Indication, and pursuant to the Settlement Agreement, Mr. Mihaylo submitted a request that the Company call a special meeting of stockholders (the “Special Meeting”) to consider the following proposal: “RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) urge the Inter-Tel Board of Directors to arrange for the prompt sale of Inter-Tel to the highest bidder” (the “Sell the Company Resolution”). At the Special Meeting, 11,272,464 shares were voted against the Sell the Company Resolution, representing slightly over 50% of the 22,524,535 shares of the Company’s common stock that were represented in person or by proxy. On November 8, 2006, Mr. Mihaylo and Vector withdrew their offer to acquire all of the outstanding shares of Common Stock of the Company. Based on his beneficial ownership of shares of Common Stock of the Company and the foregoing, Mr. Mihaylo has a substantial interest in each of the nominations that he has proposed for consideration by the stockholders at the 2007 Annual Meeting.

The Trust is a participant in the solicitation and an “associate” of Mr. Mihaylo as such term is defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934 (“Schedule 14A”), as amended. Accordingly, as set forth in this Exhibit A, Exhibit B and Exhibit C and based upon the Trust’s ownership of Common Stock, the Trust could be deemed to have a substantial interest in each of the nominations Mr. Mihaylo has proposed for consideration by the stockholders at the 2007 Annual Meeting.

Summit is a participant in the solicitation and an “associate” of Mr. Mihaylo as such term is defined in Schedule 14A. Accordingly, as set forth in this Exhibit A, Exhibit B and Exhibit C, Summit could be deemed to have a substantial interest in each of the nominations Mr. Mihaylo proposed for consideration by stockholders at the 2007 Annual Meeting.

Each of the nominees is a participant in the solicitation of proxies by Mr. Mihaylo.

During the Company’s last fiscal year, and except as otherwise set forth in this Exhibit A, Exhibit B or Exhibit C:

•

none of the nominees received any payment pursuant to any plan or arrangement in connection with any termination of such nominee’s employment or service with the Company or any of its subsidiaries, or in connection with a change of control of the Company;

•	no person other than the Company or any of its subsidiaries made any payment to any nominee for services performed by the nominee for the Company or any of its subsidiaries;
•

none of the nominees and no entity in which any nominee is a partner, stockholder, director or officer, nor any trust in which any nominee has a beneficial interest or serves as trustee, nor any immediate family member of any nominee, has received from the Company, or from any third party by reason of such nominee’s position with the Company, any payments, credits, property, securities, personal benefits, perquisites or any other compensation from the Company other than (a) salary from the Company; (b) standard directors’ fees from the Company; (c) reimbursements or payments under Company health or retirement plans which are available to broad groups of employees and which do not discriminate in scope, terms or operations in favor of directors or officers; (d) payments or credits pursuant to the terms of Company bonus plans and retirement plans; or (e) payments or the value of securities received pursuant to the terms of any Company equity incentive plan;

•	none of the nominees received any payments or promises of payments pursuant to any director legacy programs or similar charitable award programs;
•

none of the nominees has received any payment for such nominee’s services as a director or member of a committee pursuant to any arrangement not applicable to all directors or similarly situated committee members, respectively; and

•

none of the nominees nor any member of any nominee’s immediate family received any compensation, including consulting fees, from the Company or any of its subsidiaries or affiliates, other than compensation paid to directors for their services as directors.

               Other than as set forth in this Exhibit A, Exhibit B and Exhibit C, none of the participants owns beneficially, directly or indirectly, any securities of the Company.

Other than as set forth in this Exhibit A, Exhibit B and Exhibit C, none of the participants owns of record, but not beneficially, any securities of the Company.

Other than as set forth in this Exhibit A, Exhibit B and Exhibit C, none of the participants has purchased or sold, within the past 2 years, any securities of the Company.

Other than as set forth in this Exhibit A, Exhibit B and Exhibit C, none of the participants is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No associate of any participant owns beneficially, directly or indirectly, any securities of the Company, other than the Trust.

None of the participants owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company.

Since the beginning of the Company’s last fiscal year, none of the participants nor any immediate family member of any participant has a direct or indirect interest in any transaction or series of similar transactions, or any currently proposed transaction or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, which involves an amount greater than $120,000. In addition, none of the participants nor any immediate family member of any participant has been indebted to the Company or any of its subsidiaries for over $120,000 at any time since the beginning of the last fiscal year. A summary of Mr. Mihaylo’s, Mr. Urish’s and Dr. Puri’s compensation is set forth on Exhibit C attached hereto.

Other than as set forth in this Exhibit A, Exhibit B and Exhibit C, none of the participants, nor any associate of any participant, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Other than as set forth in this Exhibit A, Exhibit B and Exhibit C, none of the participants has held any position or office with the Company. In addition, other than their consent to be nominated to serve on the Board by Mr. Mihaylo and to serve if elected, none of the nominees is a party to any arrangement or understanding between such nominee and any other person(s) pursuant to which he was or is to be selected as a director or nominee.

               None of the participants has, during the past 10 years, been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

There are no family relationships between any director or executive officer of the Company, on the one hand, and the nominees on the other hand, or between any of the nominees.

With respect to each nominee, during the past five years, none of the events described in Item 401(f) of Regulation S-K occurred with respect to such nominee that is material to any evaluation of the ability or integrity of any such nominee to become a director of the Company.

Other than certain stockholder litigation of which the Company is aware, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which any nominee or any associate of any nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

None of the nominees will receive any compensation from Mr. Mihaylo for his service as a nominee for election or as a director, if elected, of the Company. If elected as directors, it is anticipated that the nominees may receive director fees from the Company and participate in the Company’s benefit plans for directors, all as determined by the Company.

Other than as set forth in this Exhibit A, Exhibit B and Exhibit C, none of the nominees has had any relationship with the Company in any capacity other than as stockholder.

Mr. Mihaylo believes that each of the nominees, with the exception of himself, is independent within the meaning of the listing standards of the NASDAQ Stock Market.

Set forth below are purchases and sales of Common Stock by the participants within the past two years:

Participant	Date	Number of Shares	Transaction Type
Mr. Goldman	4/19/05	5,000	Sale
Mr. Goldman	4/27/05	20,000	Sale
Mr. Goldman	10/5/05	40,000	Sale

Security Ownership Table

Nominee	Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of Class(1)
Steven G. Mihaylo	Common Stock	Steven G. Mihaylo (2)	5,189,748 (3)	19.4%
Kenneth L. Urish	Common Stock	Kenneth L. Urish (4)	10,250 (5)	less than 0.1%
Anil K. Puri	Common Stock	Anil K. Puri (6)	10,250 (7)	less than 0.1%
Neal I. Goldman	None	n/a	n/a	n/a
Michael R. Boyce	None	n/a	n/a	n/a

(1) Based on 26,723,577 shares of Common Stock outstanding as of September 30, 2006, as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2006.

(2) P.O. Box 19790, Reno, Nevada 89511.

(3) Mr. Mihaylo is the holder of record of 144,000 shares of Common Stock. Mr. Mihaylo is also the holder of record of options to acquire 7,500 shares of Common Stock of the Company which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company which became exercisable on December 7, 2006. In addition, he is the sole trustee of The Steven G. Mihaylo Trust (the “Trust”) and, as such, may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by the Trust.

(4) Three Gateway Center, 24th Floor, Pittsburgh, Pennsylvania 15222.

(5) Mr. Urish is the holder of record of options to acquire 7,500 shares of Common Stock of the Company which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company which became exercisable on December 7, 2006.

(6) 800 North State College Boulevard, California State University, Fullerton, CA 92834.

(7) Dr. Puri is the holder of record of options to acquire 7,500 shares of Common Stock of the Company which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company which became exercisable on December 7, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of copies of the reports filed with the SEC and written representations of the nominees, Mr. Mihaylo believes that all nominees subject to reporting under Section 16(a) of the Securities Exchange Act of 1934, as amended, filed the required reports on time in the Company’s fiscal year 2006, except that Mr. Urish filed a Form 3 and a Form 4 late.

Exhibit B

Information regarding Steven G. Mihaylo

required by Section 2.13 of the By-laws

Steven G. Mihaylo’s business and record address is P.O. Box 19790, Reno, Nevada 89511. He may be deemed to beneficially own 5,189,748 shares of common stock (the “Common Stock”) of Inter-Tel (Delaware), Incorporated (“Inter-Tel” or the “Company”). He is the record holder of 144,000 shares of Common Stock. Mr. Mihaylo is also the holder of record of options to acquire 7,500 shares of Common Stock of the Company with an exercise price of $21.11 and which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock of the Company with an exercise price of $20.95 per share and which became exercisable on December 7, 2006. In addition, he is the sole trustee of The Steven G. Mihaylo Trust (the “Trust”) and, as such, may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by the Trust. The business address of the Trust is P.O. Box 19790, Reno, Nevada 89511.

Other than their consent to be nominated to serve on the Board of Directors of the Company by Mr. Mihaylo and to serve if elected and as otherwise set forth in this Exhibit B, Exhibit A and Exhibit C, Mr. Mihaylo has no arrangements or understandings with any proposed nominee or any other persons pursuant to which the nominations are to be made by Mr. Mihaylo.

Mr. Mihaylo has complied with all Section 16(a) filing requirements during the year ended December 31, 2006.

The proxy solicitation is being made by Mr. Mihaylo. Proxies will be solicited by mail, courier, advertisement, telephone, facsimile, email, the Internet, other electronic means and in person.

Mr. Mihaylo anticipates that he will retain, on customary terms and fees, a proxy solicitation firm to assist in the solicitation of proxies on his behalf. It is anticipated that such proxy solicitation firm will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.

Mr. Mihaylo is the sole member and the managing member of Summit Growth Management LLC (“Summit”), an entity through which Mr. Mihaylo makes investments and of which he is the sole member and managing member. Summit does not own, beneficially or of record, any shares of Common Stock. The business address of Summit is P.O. Box 19790, Reno, Nevada 89511.

On May 18, 2006, Mr. Mihaylo, Summit and Vector Capital Corporation (“Vector”) entered into a Memorandum of Understanding (the “Memorandum”) with respect to the potential acquisition of the Company. Pursuant to the Memorandum, if, after Mr. Mihaylo/Summit and Vector extend a proposal to jointly acquire the

Company, Mr. Mihaylo chooses to sell or vote his shares of Common Stock, within 12 months of the termination of the Memorandum, in favor of another change of control transaction, Mr. Mihaylo/Summit would pay to Vector, either in cash or in the form of consideration received by Mr. Mihaylo for his shares of Common Stock in such transaction, a specified amount as “overbid protection” in accordance with the formula set forth in the Memorandum. It was expected that Mr. Mihaylo would serve as Chief Executive Officer of the Company following any acquisition of the Company by Mr. Mihaylo and Vector. On March 2, 2007, Mr. Mihaylo, Summit and Vector terminated the Memorandum and amended the “overbid protection” formula.

Summit has entered into a letter agreement, dated March 3, 2006 (the “RBC Agreement”), with RBC Capital Markets Corporation (“RBC”) pursuant to which it has engaged RBC to provide certain investment banking and financial advisory services in connection with a review of Mr. Mihaylo’s strategic alternatives regarding the Company. Such services may include assisting Mr. Mihaylo in structuring, negotiating, implementing and coordinating key aspects of a possible Transaction (as defined below) and in the solicitation of parties interested in providing equity and/or debt financing in connection with a possible Transaction. “Transaction” means any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of the Company is, or assets representing a majority in value of the assets of the Company are, transferred to Mr. Mihaylo or otherwise becomes beneficially owned by Mr. Mihaylo for consideration, including, without limitation, a sale or exchange of capital stock (including by means of a tender offer) or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction.

As compensation for its services under the RBC Agreement, RBC has received a non-refundable cash retainer fee, and is entitled to receive (i) an agreed upon transaction fee in the event that Mr. Mihaylo consummates, during the term of the RBC Agreement or during the 12 months following the term, a Transaction pursuant to a definitive agreement, letter of intent or other evidence of a commitment entered into between Mr. Mihaylo and the Company, or by means of a tender offer to the stockholders of the Company initiated by Mr. Mihaylo, and (ii) an agreed upon topping fee in the event that a Third Party Transaction (as defined below) is consummated during the term of the RBC Agreement or during the 12 months following the term and such Third Party Transaction is subsequent to any offer (whether written or oral) made by Mr. Mihaylo to the Company relating to a Transaction. On June 14, 2006, Mr. Mihaylo and Vector submitted such an offer to the Company. “Third Party Transaction” means any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of the Company is, or assets representing a majority of the assets of the Company are, transferred to a person not affiliated with Mr. Mihaylo or the Company for consideration, including, without limitation, a sale or exchange of capital stock or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction. In addition, RBC will be reimbursed for its reasonable out of pocket expenses in performing the services under the RBC Agreement, up to an agreed upon dollar amount. The term of the RBC Agreement is one year, unless earlier terminated by one or both parties upon 30 days written notice to the other.

Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of Common Stock. Mr. Mihaylo will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

The total amount to be spent on the solicitation is estimated to be $500,000. To date, approximately $50,000 has been expended in connection with the solicitation.

The cost of the solicitation will be borne by Mr. Mihaylo, and, if successful, Mr. Mihaylo will seek reimbursement of these costs from the Company. The question of such reimbursement will not be submitted to a vote by the stockholders of the Company.

The information with respect to Mr. Mihaylo and his associates contained in Exhibit A and Exhibit C is incorporated by reference in this Exhibit B.

By letter to the Company dated the date of this notice, Mr. Mihaylo has provided advance notice of director nominations to be presented at the 2007 Annual Meeting of Stockholders of the Company. That letter is incorporated by reference in this Exhibit B.

Exhibit C

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($) (4)(5)	Total ($)
(a)	(b)	(c)	(f)	(i)	(j)
Steven G. Mihaylo Chairman and Chief Executive Officer (1)	2006	176,002 (2)	(3)	763 (6)	176,765

(1) Mr. Mihaylo served as Chief Executive Officer of the Company until February 2006. Mr. Mihaylo was appointed to the Board of Directors in May 2006. The information in this table relates to Mr. Mihaylo’s total compensation in 2006 payable for his services as Chief Executive Officer through February 2006 and his services as director from May 6, 2006 through December 31, 2006.

(2) Mr. Mihaylo served as Chief Executive Officer of the Company until February 2006. During this period of 2006, his salary was $122,569. The Company did not pay Mr. Mihaylo additional compensation for his service as a director during the time he was an executive officer of the Company. His cash compensation as a director from the period of May 6, 2006 through December 31, 2006 was $53,433. Thus, his total compensation for 2006 was $176,002.

(3) Mr. Mihaylo was appointed to the Board of Directors in May 2006. As compensation for his services as a member of the Board of Directors, Mr. Mihaylo received options to acquire 7,500 shares of common stock of the Company with an exercise price of $21.11, which became exercisable on November 12, 2006 and expire on May 12, 2016. Mr. Mihaylo also received options to acquire 2,750 shares of common stock of the Company with an exercise price of $20.95, which became exercisable on December 7, 2006 and expire on June 7, 2016. The dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) with respect to the options has not been provided or made available by the Company’s auditors and/or consultants.

(4) According to the Company’s proxy statement dated May 10, 2006 (the “Proxy Statement”), fringe benefits include use of IP telephones or complete Inter-Tel telephone systems in the executive's home. No amounts have been included in the above table for such use. Additionally, according to the Proxy Statement, Mr. Mihaylo had access to the Company aircraft principally for business use. On an infrequent basis, when the aircraft was at less than full seating capacity, the aircraft has been used by non-employees, including guests of Mr. Mihaylo. Such trips otherwise were classified as business use. No amounts have been included in the above table for such use based on the de minimis incremental costs to the Company.

(5) In 2006, Mr. Mihaylo also received ordinary dividends of $0.32 per share on the 5,179,498 shares of the Company’s common stock that he beneficially owns, excluding unexercised options, in the amount of $1,657,439. All Company stockholders received a dividend of $0.32 per share for every share of stock that they owned during 2006.

(6) Car allowance.

GRANTS OF PLAN-BASED AWARDS TABLE

Based on the Company’s past practices, it is assumed that Mr. Mihaylo’s options were granted under the Company’s Director Stock Option Plan.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)

(a)	(b)	(j)	(k)	(l)
Steven G. Mihaylo Chairman and Chief Executive Officer	May 12, 2006 June 7, 2006	7,500 2,750	21.11 20.95	(1)

(1) The grant date fair value of the options has not been provided or made available by the Company’s auditors and/or consultants.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

Option Awards

Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(e)	(f)
Steven G. Mihaylo Chairman and Chief Executive Officer	7,500 (1) 2,750 (1)	21.11 20.95	May 12, 2016 June 7, 2016

(1) Mr. Mihaylo is the holder of record of options to acquire 7,500 shares of common stock of the Company, which became exercisable on November 12, 2006 and expire on May 12, 2016, and options to acquire 2,750 shares of common stock of the Company, which became exercisable on December 7, 2006 and expire on June 7, 2016.

OPTION EXERCISES AND STOCK VESTED

Mr. Mihaylo did not exercise any stock options during the fiscal year ended December 31, 2006.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

In March 2004, the Company and Mr. Mihaylo entered into a change of control severance agreement. As noted previously, Mr. Mihaylo resigned as Chief Executive Officer of the Company in February, 2006. Accordingly, the change of control severance agreement between Mr. Mihaylo and the Company terminated as of such date, with Mr. Mihaylo receiving no benefits pursuant to the terms of the agreement.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(d)	(g)	(h)
Steven G. Mihaylo	53,433 (1)	(2)	763 (3)(4)	54,196 (5)
Anil K. Puri	53,433	(6)	347 (7)	53,780
Kenneth L. Urish	53,433	(8)	--	53,433

(1) Mr. Mihaylo was appointed to the Board of Directors of the Company in May 2006. His compensation as a director from the period of May 6, 2006 through December 31, 2006 was $53,433. This amount is also reflected in the Summary Compensation Table and accounts for a portion of Mr. Mihaylo’s total compensation as noted under the Summary Compensation Table.

(2) Mr. Mihaylo is the holder of record of options to acquire 7,500 shares of common stock of the Company with an exercise price of $21.11, which became exercisable on November 12, 2006 and expire on May 12, 2016. Mr. Mihaylo is also the holder of record of options to acquire 2,750 shares of common stock of the Company with an exercise price of $20.95, which became exercisable on December 7, 2006 and expire on June 7, 2016. The dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) with respect to the options has not been provided or made available by the Company’s auditors and/or consultants. Additionally, the grant date fair value of such options has not been provided or made available by the Company’s auditors and/or consultants.

(3) Car allowance, which is also reflected in the Summary Compensation Table.

(4) In 2006, Mr. Mihaylo also received ordinary dividends of $0.32 per share on the 5,179,498 shares of the Company’s common stock that he beneficially owns, excluding unexercised options, in the amount of $1,657,439. All Company stockholders received a dividend of $0.32 per share for every share of stock that they owned during 2006. This information is also reflected in a narrative that follows the Summary Compensation Table.

(5) This amount does not include the $122,569 Mr. Mihaylo received for his services as Chief Executive Officer through February 2006, which is reflected in the Summary Compensation Table.

(6) Dr. Puri is the holder of record of options to acquire 7,500 shares of common stock of the Company with an exercise price of $21.11, and which became exercisable on November 12, 2006 and expire on May 12, 2016. Dr. Puri is also the holder of record of options to acquire 2,750 shares of common stock of the Company with an exercise price of $20.95, and which became exercisable on December 7, 2006 and expire on June 7, 2016. The dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) with respect to the options has not been provided or made available by the Company’s auditors and/or consultants. Additionally, the grant date fair value of such options has not been provided or made available by the Company’s auditors and/or consultants.

(7) Per a Summary of Board Payments provided by the Company, Mr. Puri received $347 for expense reimbursements.

(8) Mr. Urish is the holder of record of options to acquire 7,500 shares of common stock of the Company with an exercise price of $21.11, and which became exercisable on November 12, 2006 and expire on May 12, 2016. Mr. Urish is also the holder of record of options to acquire 2,750 shares of common stock of the Company with an exercise price of $20.95, and which became exercisable on December 7, 2006 and expire on June 7, 2016. The dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) with respect to the options has not been provided or made available by the Company’s auditors and/or consultants. Additionally, the grant date fair value of such options has not been provided or made available by the Company’s auditors and/or consultants.

The parties are engaging in ongoing discussions to attempt to settle the matters addressed in Mr. Mihaylo’s advance notice letters.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of part (d) of such Item 5:

The information set forth in Item 6 of this Amendment No. 13 is hereby incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understanding or Relationships with
Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 6:

Amendment to MOU

On March 2, 2007, Mr. Mihaylo, Summit and Vector entered into Amendment No. 1 to the Memorandum (“Amendment No. 1 to MOU”) terminating the Memorandum and amending certain terms related to the “overbid protection” formula set forth in the Memorandum that survives termination of the Memorandum.

The foregoing description of Amendment No. 1 is qualified in its entirety by the full text of Amendment No. 1 to MOU, a copy of which is filed as Exhibit 38 to this Schedule 13D and the text of which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 36:	Letter, dated January 19, 2007, from Steven G. Mihaylo to the Board of Directors of Inter-Tel.

Exhibit 37:	Letter, dated January 22, 2007, from Alexander L. Cappello and Norman Stout to

Steven G. Mihaylo.

Exhibit 38:	Amendment No. 1 to Memorandum of Understanding, dated March 2, 2007,

among Steven G. Mihaylo, Summit Growth Management LLC and Vector

Capital Corporation.

Exhibit 39:	Joint Filing Agreement between Vector Capital Corporation and Steven G.

Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the

Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 2, 2007

/s/ Steven G. Mihaylo_______________

STEVEN G. MIHAYLO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement in Item 3, Item 4 under the heading “Amendment to MOU”, Item 5 and Item 6 is true, complete and correct.

Dated: March 2, 2007

VECTOR CAPITAL CORPORATION

/s/ Christopher G. Nicholson________

By: Christopher G. Nicholson

Its: Authorized Signatory

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 36:	Letter, dated January 19, 2007, from Steven G. Mihaylo to the Board of Directors of Inter-Tel.

Exhibit 37:	Letter, dated January 22, 2007, from Alexander L. Cappello and Norman Stout to

Steven G. Mihaylo.

Exhibit 38:	Amendment No. 1 to Memorandum of Understanding, dated March 2, 2007,

among Steven G. Mihaylo, Summit Growth Management LLC and Vector Capital Corporation.

Exhibit 39:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).